

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723

> **Re:** **Marathon Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-5153**

Dear Ms. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

E&P Operating Statistics, page 46

1.   Please revise your discussion in future filings to more thoroughly explain why your average realizations for natural gas in Africa were only $0.25 per thousand cubic feet in 2007 and 2005 and $0.27 in 2006, whereas they were over $5.00 per thousand cubic feet in Europe and the U.S. In addition, explain the underlying impact these average realizations are having to your results of operations as your natural gas sales from Africa increase.

Financial Statements

Note 1 – Summary of Principal Accounting Policies, page F-8

Revenue Recognition, page F-9

2.   Please revise future filings to disclose the amount of any crude oil or natural gas
        production imbalances in terms of units and value, if significant. We refer you to
        EITF Issue No. 90-22.

3.   We note your disclosure, "Marathon includes royalties in its revenues and cost of
        revenues when settlement of the royalties is paid in cash, while royalties settled
        by the delivery of volumes are excluded from revenues and cost of revenues."
        Please clarify the nature of these royalty payments and why your report royalties
        settled by the delivery of volumes in a different manner from those settled in cash.

Cash and cash equivalents, page F-10

4.   Your accounting policies states that cash and cash equivalents include instruments
        "with maturities generally of three months or less." Tell us (a) whether this
        includes only instruments with *original* maturities of three months or less; and (b)
        what you mean by "generally."

Note 4. Variable Interest Entities, page F-18

5.   We note that you deconsolidated Equatorial Guinea LNG Holdings
        ("EGHoldings") effective May 1, 2007 and now report your 60 percent interest as
        an equity investment. Please clarify how you determined that EGHoldings is no
        longer a VIE pursuant to paragraph 5 of FIN 46(R). Explain how the design
        changed once EGHoldings commenced primary operations and began to generate
        revenue and how this impacted your equity investment. In addition, clarify how
        you determined that it was appropriate to change from consolidation to the equity
        method on a prospective basis.

Note 6. Acquisitions, page F-19

6.   Please provide your asset, investment and income significance analysis of the
        Western Oil Sands acquisition in accordance with Regulation S-X, Rules 3-05(b)
        and 11-01(b).

Note 9 – Segment Information, page F-24

7.   Expand your footnote to include a reconciliation of the total of the reportable segments' revenues to your consolidated revenues as presented on your consolidated statements of income. Refer to the requirements of SFAS 131, paragraph 32(a). In addition, please ensure that any discussion of total revenue agrees to your consolidated revenue reported on your statements of income, not total segment revenue. In this respect, your disclosure of total revenue on page 45 should agree to your consolidated results.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief